(Translation)

RECEIVED

2006 OCT 24 P 2:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-34816

August 15, 2006

06017860

SUPPL

Name of Company: SEGA SAMMY HOLDINGS INC.

Name of Representative: Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry: Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Determination of Exercise Price, Etc. of
Stock Compensation-Type Stock Options (Stock Acquisition Rights) to Directors

Notice is hereby given that with regard to the "Notice of Allotment of Stock Compensation-Type Stock Options to Directors" resolved at the meeting of the Board of Directors of SEGA SAMMY HOLDINGS INC. (the "Company") held on July 28, 2006, the exercise price of the stock acquisition rights and other terms, which had remained undetermined, were determined, as described below:

Description

1. Date of allotment of stock acquisition rights offered for subscription ("Stock Acquisition Rights"):

   August 14, 2006

PROCESSED

NOV 02 2006

THOMSON FINANCIAL

2. Total number of Stock Acquisition Rights to be issued:

   430 rights

3. Class and number of shares to be issued or transferred upon exercise of Stock Acquisition Rights :

   43,000 shares of common stock of the Company (number of shares to be issued or transferred for each Stock Acquisition Right: 100 shares)

4. Amount of property to be contributed upon exercise of Stock Acquisition Rights ("Exercise Price"):

   ¥423,500 per Stock Acquisition Right (¥4,235 per share)

5. Paid-in amount of a Stock Acquisition Right:

   ¥51,000 per Stock Acquisition Right (¥510 per share)

10/31

6. Total amount of issue prices of shares to be issued upon exercise of Stock Acquisition Rights :

   ¥204,035,000

7. Amounts of capital and capital reserve to be increased in the event that the Company issues shares upon exercise of the Stock Acquisition Rights :

   (i) Amount of capital to be increased: ¥2,373 per share

   (ii) Amount of capital reserve to be increased: ¥2,372 per share

<For reference>

1.	Date of resolution of the Board of Directors for the proposition to be submitted to the Ordinary General Meeting of Shareholders:	May 16, 2006
2.	Date of resolution of the Ordinary General Meeting of Shareholders:	June 20, 2006
3.	Date of resolution of the Board of Directors for determination of the terms of offering of stock acquisition rights for subscription:	July 28, 2006
4.	Exercise period of the stock acquisition rights:	August 15, 2008 to July 30, 2010

- END -

(Translation) **File No. 82-34816**

August 15, 2006

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Determination of Exercise Price, Etc. of Stock Options (Stock Acquisition Rights) to Employees, Etc.

Notice is hereby given that with regard to the "Notice of Allotment of Stock Options (Stock Acquisition Rights) to Employees, Etc." resolved at the meeting of the Board of Directors of SEGA SAMMY HOLDINGS INC. (the "Company") held on July 28, 2006, the exercise price of the stock acquisition rights and other terms, which had remained undetermined, were determined, as described below:

Description

1. Date of allotment of stock acquisition rights:

   August 14, 2006

2. Total number of stock acquisition rights to be issued:

   27,015 rights

3. Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:

   2,701,500 shares of common stock of the Company (number of shares to be issued or transferred for each stock acquisition right: 100 shares)

4. Amount of property to be contributed upon exercise of stock acquisition rights ("Exercise Price"):

   ¥423,500 per stock acquisition right (¥4,235 per share)

5. Total amount of issue prices of shares to be issued upon exercise of stock acquisition rights:

   ¥12,815,916,000

6. Amounts of capital and capital reserve to be increased in the event that the Company issues shares upon exercise of the stock acquisition rights:

(i) Amount of capital to be increased: ¥2,372 per share

(ii) Amount of capital reserve to be increased: ¥2,372 per share

<For reference>

1.	Date of resolution of the Board of Directors for the proposition to be submitted to the Ordinary General Meeting of Shareholders:	May 16, 2006
2.	Date of resolution of the Ordinary General Meeting of Shareholders:	June 20, 2006
3.	Date of resolution of the Board of Directors for determination of the terms of offering of stock acquisition rights for subscription:	July 28, 2006
4.	Exercise period of the stock acquisition rights:	August 15, 2008 to August 13, 2010

- END -